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                                comstar.net, inc.
                           2812 Spring Road, Suite 200
                                Atlanta, GA 30339

                                November 29, 1999

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn.: Greg Dundas

         Re:      comstar.net, inc.
                  Registration Statement on Form S-1
                  File No. 333-86877

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, comstar.net, inc. hereby requests the SEC's consent to withdraw the above-referenced registration statement. Due to market conditions and other factors, comstar.net has determined not to offer its shares to the public at this time.

         We believe that withdrawal of the registration statement is consistent with the public interest and the protection of investors, especially considering that no securities were sold in the offering. Accordingly, comstar.net respectfully requests that the SEC grant its request to withdraw the registration statement.

         If you have questions or comments about the foregoing, please call the undersigned at (770) 485-6000 or Charles Vaughn of Nelson Mullins Riley & Scarborough, L.L.P. at (404) 817-6189.

                                                     Very truly yours,

                                                     /s/ J. Cary Howell
                                                     ------------------
                                                     J. Cary Howell
                                                     Chief Executive Officer


cc:      Charles D. Vaughn, Esq.
         Jennifer A. McCoid, Esq.